Exhibit 21

SUBSIDIARIES OF REGISTRANT

COMPANY	JURISDICTION / STATE OF INCORPORATION
Team, Inc.	Texas
Team, Inc.	Delaware
TISI Pipelines Inc.	Delaware
Team Industrial Services, Inc.	Texas
Team Peak Alaska, LLC (50%)	Delaware
Team Industrial Services International, Inc.	Delaware
TISI Acquisition Inc.	Canada
TISI Canada Inc.	Canada
Global Heat U.K. Ltd.	United Kingdom
TISI VI, LLC	USVI
Team Industrial Services Asia (PTE) Ltd.	Singapore
Team Industrial Services Trinidad, Ltd.	Trinidad, West Indies
TISI Trinidad Limited	Trinidad, West Indies
Team Industrial Services, C.V. de S.A.	Venezuela
Team Industrial Services Europe B.V.*	The Netherlands
Leak Repairs Specam B.V.	The Netherlands
Leak Repairs Specam BVBA.	Belgium
Team Industrial Services (UK) Limited*	United Kingdom
Teaminc. Europe B.V.	The Netherlands

*	formed subsequent to year end.